Rebecca DiStefano
Tel. (561) 955-7654
Fax (561) 367-6254
distefanor@gtlaw.com

September 16, 2008

VIA EDGAR TRANSMISSION

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Mail Stop 4561

Re:	Interstate Data USA, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed July 3, 2008
File No. 000-53234

Dear Ms. Jacobs:

On behalf of our client, Interstate Data USA, Inc. (the “Company”), attached are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance by letter dated July 9, 2008 (the “Comment Letter”). The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

Executive Compensation, page 27

1.
We note that your cover letter states that the disclosure in the summary compensation table was revised in accordance with Item 402(n) of Regulation S-K. However, it appears that the compensation values are still not rounded to the nearest dollar. Please refer to Instruction 2 to 402(n) of Regulation S-K.

As requested, the compensation values in the summary compensation values have been revised to be rounded to the nearest dollar.

2.
We note your revised disclosure relating to the employment agreement of Randall R. Carpenter which you state will not be effective until the company secures sufficient funds. If the company is not currently operating under the employment agreement, please disclose the material terms of Mr. Carpenter's employment arrangement. Also, include the material terms of the other executive officers' employment arrangements, whether written or unwritten. See Item 402(o) of Regulation S-K.

As requested, the material terms of Mr. Carpenter’s current employment arrangement have been disclosed in the Amendment No. 2 to the Registration Statement. The Company’s principal financial officer Mr. Duane James does not an have employment agreement with the Company and has not received any compensation or benefits to date, other than having received 250,000 non-qualified stock options to purchase shares of common stock of the Company. The Company’s chief executive officer, Mr. David E. Carter, does not have an employment agreement and has received no employment-related compensation to date. The Company has disclosed this information in the Amendment No. 2.

Statements of Cash Flows, page F-5

3.
Revise to classify items identified as additional paid-in-capital from the financing activity section to the operating activity section of this statement. Since both items represent non-cash charges recorded in your net loss, those items should be shown as an adjustment to your net loss to calculate cash flows used in operating activities. Consider revising the caption from additional paid-in-capital to a caption that more appropriately describe the nature of the adjustment (e.g., stock-based compensation and beneficial conversion feature).

The Company has revised its Statements of Cash Flows so as to reclassify additional paid-in capital from a financing activity to an operational activity, pursuant to the Staff’s request. In addition, the Company has replaced the caption “additional paid-in capital” with more accurate and descriptive terms, as requested.

Earnings (Loss) per Share, page F-8

4.
Revise to disclose the number of potential dilutive common shares as of each reporting period. For example, you should disclose the number of stock options, warrants, convertible notes and convertible preferred shares that could be dilutive. See paragraph 40(c) of SFAS 128. In addition, disclose that basic and diluted loss per share is the same amount. See paragraph 38 of SFAS 128.

The Company has revised and expanded its earnings (loss) per share disclosure so as to disclose the number of potential dilutive common shares as of each reporting period, pursuant to the Staff’s request, and in accordance with paragraphs 38 and 40(c) of SFAS 128.

Note 3, Stockholders Equity, page F-12

5.
We note that you disclose that the Company has granted stock options totaling 1,884,157 as of Sept 30, 2007. However, you only disclose two grants during 2006 that were subjected to SFAS 123(R) and that were recorded at fair value. Explain how you have accounted for all other stock options granted and indicate why no amounts or charges have been recorded. We also noted additional grants during the interim periods ending March 31, 2008. In addition, revise to provide all of the disclosures required by paragraph 64 of SFAS 123(R).

The principal executive officer and the principal financial officer of the Company concluded that the Company was required to restate its previously reported financial statements for its fiscal years ended December 31, 2006 and 2007 and the first fiscal quarter ended March 31, 2008, partially in connection with the failure to record charges associated with certain stock options granted during those fiscal periods. The Company’s findings revealed that accumulated deficit in each of fiscal years 2006 and 2007 and the 2008 first fiscal quarter ended March 31, 2008 was understated and net loss and earnings per share were understated for the fiscal year ended 2006. The board of directors approved and ratified the restatement to the financial statements on August 19, 2008. The restatement was disclosed in the Company’s Current Report on Form 8-K on August 19, 2008, and the financial statements included with the Amendment No. 2 to the Form 10 registration statement have been revised to reflect charges associated with all stock options granted during this period.

The Company did not grant additional stock options or shares of restricted stock during the quarter ended March 31, 2008; however, certain stock option awards previously granted during 2006 were clarified by the Company’s board of directors during the quarter ended June 30, 2008 and the disclosures reflecting Mr. Carpenter’s grants of stock options during 2006 were amended in the Amendment No. 1 to the Registration Statement filed on July 3, 2008 to accurately reflect the intention of the board of directors and account for a 1 for 4 reverse stock split effectuated during 2007.

As requested, the Company has revised the Note 3 disclosures to include the information required by paragraph 64 of SFAS 123(R).

If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-955-7654.

Very truly yours,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

cc:	Mr. Vincent O. Ebuh
Mr. Randall R. Carpenter